Exhibit 8

This share exchange is made for the securities of a Japanese company. This share exchange is subject to disclosure requirements of Japan that are different from those of the United States. Financial information included in this notice has been prepared in accordance with generally accepted Japanese accounting standards and may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country, and some or all of its officers are residents of a foreign country. You may not be able to sue a foreign company or its officers in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than pursuant to the share exchange agreement, such as in open market or privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only. While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original. Such Japanese-language original shall be the controlling document for all purposes.

February 4, 2016

Notice Regarding the Announcement of ITOCHU Corporation’s Acquisition of Additional Shares in FamilyMart Co., Ltd.

  FamilyMart Co., Ltd. (“FamilyMart”) received notification today from its largest shareholder, ITOCHU Corporation (“ITOCHU”), that ITOCHU had decided to purchase additional shares of FamilyMart, after considering the fact that FamilyMart and UNY Group Holdings Co., Ltd. (“UNY Group Holdings”) had entered into an agreement to integrate (the “Integration”), in order to maintain the cooperative relationship between ITOCHU and FamilyMart after the Integration. FamilyMart plans to change its company name to FamilyMart UNY Holdings Co., Ltd. on September 1, 2016.

1. Overview of Additional Share Purchase

(1) Period of Purchase:

  February 5, 2016 to August 31, 2016

(2) Number of Shares Expected to be Purchased:

  6,400,000 shares

(3) Percentage of Total Voting Rights Associated with Shares Expected to be Purchased:

  Approximately 6.7%

Currently, ITOCHU holds approximately 36.9% of the voting rights of FamilyMart. After the additional share purchase described above, this percentage is expected to increase to approximately 43.6%, or approximately 33.4% following the Integration.

* Voting rights percentages based on total shareholder voting rights of 948,256 as of August 31, 2015 (latest record date).

2. FamilyMart’s Opinion of the Additional Purchase of Its Shares by ITOCHU

  After discussions between FamilyMart and its largest shareholder, ITOCHU, and following consideration and examination of the Basic Policy Regarding the Control of FamilyMart, the Board of Directors concluded that maintaining a tight relationship of cooperation with ITOCHU after the Integration would contribute to the maximization of total returns to the shareholders of FamilyMart and approved a resolution to support the purchase of additional FamilyMart shares by ITOCHU.

3. Outlook

  FamilyMart does not expect to change the previously announced post-Integration management structure as a result of the purchase of additional shares by ITOCHU. For further details on this management structure, please see the press release titled “Notice Regarding the Execution of the Absorption-Type Merger Agreement between FamilyMart Co., Ltd. and UNY Group Holdings Co., Ltd. and Absorption-Type Demerger Agreement between FamilyMart Co., Ltd. and Circle K Sunkus Co., Ltd., and the Change of Company Name” dated on February 3, 2016.

  ITOCHU’s purchase of additional FamilyMart shares will not affect the financial results forecast of FamilyMart for the current period.

  Based on its strong relationship of trust with ITOCHU, FamilyMart continues to work to increase returns for stakeholders, including shareholders, franchisees, and suppliers. FamilyMart would like to ask for the continued understanding and support of its many valued stakeholders.

(Reference) Overview of Purchaser of Shares

(1)	Name of Purchaser:	ITOCHU Corporation

(2)	Address of Purchaser:	5-1, Kita-Aoyama 2-chome, Minato-ku, Tokyo

(3)	Name of Representative:	Masahiro Okafuji, President & Chief Executive Officer

(4)	Contact:	ITOCHU Corporation, Investor Relations Department
5-1, Kita-Aoyama 2-chome, Minato-ku, Tokyo
TEL 03-3497-7295

(5)	Purchase of FamilyMart’s shares will be made on the market until the percentage of voting rights held by the Purchaser, including shares currently held, reaches approximately 43.6%.

* Voting rights percentage based on total shareholder voting rights of 948,256 as of August 31, 2015 (latest record date).

* Current number of shares held (as of August 31, 2015): 35,011,500 shares (percentage of voting rights: approximately 36.9%).